EXHIBIT 99.1

RISK FACTORS

Certain statements under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “ Business of the Company” and elsewhere in this Annual Report are forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this Annual Report that are not historical facts. When used in this Annual Report, the words “could”, “expects”, “anticipates”, “objective”, “plans”, “may affect”, “may depend”, “believes”, “estimates”, “projects” and similar expressions are generally intended to identify forward-looking statements under the Private Securities Litigation Reform Act of 1995. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements These factors consist primarily of the risks identified below.

As a company with a limited operating history in a new and rapidly changing industry, it is difficult to predict our future growth and operating results

Our limited operating history and the rapidly changing marketplace and environment makes predicting our future growth and operating results difficult. We were incorporated in Delaware in 1997 and began our first commercial service in April 1998. Stockholders and potential stockholders should consider the risks and uncertainties that a company like ours will face in the rapidly evolving and highly competitive global wholesale voice market. Stockholders and potential stockholders should consider that in order to succeed we must:

•	maintain our current, and develop new, relationships with the unrelated third parties that complete voice and fax calls over our network, our affiliates, as well as with our customers;

•	respond effectively to competitive pressures;

•	continue to develop and upgrade our network and technology; and

•	adapt to the rapid changes in the identity and condition of other players in the industry.

•	If we cannot accomplish these goals, our business may not succeed.

We have not been profitable and expect future losses

To date, we have not been profitable. Our business may never be profitable or, if our business becomes profitable, we may be unable to sustain profitability. We have incurred significant losses since inception. We reported net losses of $0.6 million for the inception period from July 21, 1997 through December 31, 1997, $7.2 million for the year ended December 31, 1998, $19.7 million for the year ended December 31, 1999; $71.0 million for the year ended December 31, 2000; $176.4 million for the year ended December 31, 2001; $40.3 million for the year ended December 31, 2002 and $50.5 million for the year ended December 31, 2003. Our business may continue to incur significant losses for the foreseeable future. As of December 31, 2003, our accumulated deficit was $365.7 million. Our revenue may not continue to grow or may not even continue at the current level. In 2002, we began to migrate to a Cisco-based architecture and to a switch-less environment. As a result, we recognized a $7.5 million impairment charge. In addition, during 2001, we determined that certain long-lived assets related to our eFusion acquisition had become impaired. As a result, we recognized a $108.0 million impairment charge, which represented an $86.7 million write-down of goodwill and a $21.3 million write-down of other intangible assets to their fair values. On October 11, 2001, we sold most of the tangible and intangible assets of our e-commerce business (other than patents) to eStara, Inc., a privately held provider of web-voiced services, in exchange for a 19.9% equity position in eStara. We granted certain patent licenses to eStara, while retaining our ownership of such patents. An additional $5.7 million impairment charge was recorded in 2001 to write-down such assets to their fair value. In addition, as part of our July and September 2001 business-reorganization plans, we recorded a charge to earnings of approximately $3.7 million.

We have risks associated with our announced plan to merge with Teleglobe

Failure to complete the Teleglobe merger could negatively impact ITXC’s stock price and future business and operations

If the merger is not completed for any reason, ITXC may be subject to a number of material risks, including the following:

•	We may be required to pay Teleglobe a fee of $3.75 million depending on the reason the merger was not completed;

•	The price of ITXC common stock may decline if the current market price of ITXC common stock reflects a market assumption that the merger or another transaction will be completed;

•	Costs related to the merger, such as legal, accounting and certain financial advisory fees, must be paid even if the merger is not completed; and

•	We will continue to be subject to the risks of operating on a stand alone basis, including continued losses, negative cash flows and uncertainty regarding our CEO.

In addition, our customers and suppliers may, in response to questions regarding the merger, delay or defer decisions concerning the Company. Any delay or deferral in those decisions by our customers or suppliers could have a material adverse effect on the Company’s business, financial condition and operating results, regardless of whether the merger is ultimately completed. Similarly, current and prospective employees may experience uncertainty about their future roles with the combined company until our strategies with regard to the combination are announced or executed. This may adversely affect the Company’s ability to attract and retain key management, sales, marketing and technical personnel. Further, if the merger is terminated and the Company’s board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid in the merger. In addition, while the merger agreement is in effect, the Company is prohibited from soliciting, initiating, encouraging or entering into extraordinary transactions, such as a merger, sale of assets or other business combination, with any other party except under very limited circumstances.

The merger remains subject to other substantial contractual closing conditions, which may not be achieved.

The merger agreement provides that any material adverse effect on ITXC would give Teleglobe the right to terminate the merger agreement. The concept of a “material adverse effect” is imprecise. Thus, the parties may not agree as to whether the Company has experienced a material adverse effect.

ITXC may be delayed in soliciting stockholder approval of the Merger.

On February 6, 2004, New Teleglobe filed with the SEC a registration statement on Form S-4, including the preliminary proxy statement for ITXC’s stockholders’ meeting. ITXC expects that the SEC will review and provide comments on the proposed registration statement/proxy filing. Changes may be made in the filing as a result of that process. It is impossible for the Company to determine with certainty or control the length of the review process. We will not be in a position to mail the proxy statement to our stockholders until after the SEC has completed its review. It will then take 30 days before we can conduct a stockholders’ meeting seeking approval of the transaction. We cannot give any assurances that the entire process will be completed before June 21, 2004, after which date either party to the merger has the ability to terminate the merger agreement subject to certain conditions contained in the merger agreement.

We may also be delayed as a result of litigation that was recently commenced.

The Company has received a copy of a complaint styled as a class action suit in New Jersey Superior Court naming the Company and directors Tom Evslin, Edward Jordan, Frank Gill and Fred Wilson as defendants. Two claims are asserted against the individual defendants, one for breach of fiduciary duty and the other for breach of the duty of candor. Although the Company was identified as a defendant, no cause of action is asserted against the Company for damages. The action seeks to enjoin a stockholder meeting to approve the proposed merger until certain alleged deficiencies in the proxy statement have been cured and seeks to permanently enjoin the consummation of the merger. The Company cannot control the time that will be required to dispose of this matter or provide assurances regarding the outcome of this matter.

The combined company will be subject to certain risks that are beyond the risks described in this Annual Report.

Upon consummation of the proposed merger, the combined company will be subject to many risks beyond the risks described in this Annual Report. Teleglobe has described those risks in its registration statement on Form S-4, a copy of which is available at the website of the Securities and Exchange Commission, http://www.sec.gov/edgar/searchedgar/webusers.htm , under the name of Teleglobe Bermuda Holdings Ltd. and which will, once declared effective by the SEC, also contain the proxy statement which will be provided to ITXC’s stockholders.

The growth of our Company depends upon the continued growth and availability of the Internet infrastructure, which may not continue

The growth of our Company depends on the continued growth and availability of the Internet infrastructure which in turn depends generally on the growth in the use of the Internet through telephones and other devices, in addition to personal computers. Further growth of the Internet may be inhibited by a number of factors, such as:

•	quality of infrastructure;

•	security concerns;

•	technological failures, such as viruses;

•	inconsistent quality of service;

•	government regulation or taxation; and

•	lack of availability of cost-effective, high-speed service.

Even if Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth or its performance or reliability may decline.

Managing Growth and Change May Be Difficult

Our business has grown rapidly in terms of customers, employees and the size of ITXC.net since our inception. This growth has placed a significant strain on our resources and systems which has resulted in fluctuations in our network expenses. Our business model depends on continued growth which will put a further strain on our resources, systems and management. If we are not able to effectively manage our growth by implementing systems, expanding ITXC.net and hiring, training and managing employees, our ability to offer our services will be materially harmed.

Our business may be harmed because we rely on a third-party communications infrastructure over which we have little control

Our service could be disrupted, our reputation could be hurt and we could lose customers, if the quality and maintenance of the third-party communications infrastructure on which we rely suffers. This infrastructure, including the Internet, is used to carry our voice traffic between our customers and affiliates. We have no control over whether the infrastructure on which we rely will be adequately maintained by these third parties or whether these third parties are able to upgrade or improve their equipment and prevent it from becoming obsolete. If these third parties fail to maintain, upgrade or improve this equipment, our business may be materially harmed. We do not control the security of the Internet and our business could be materially harmed by unauthorized activity which results in congestion, failures or deficiencies in the infrastructure.

If we cannot maintain relationships with certain vendors of equipment and software upon which ITXC.net depends, our network expenses could rise significantly

ITXC.net is currently configured to use gateway equipment and software which is primarily manufactured by Cisco Systems. A gateway is a computer server that translates voice and voice-related signaling back and forth between a traditional telephone network and a data network. Future issues may arise relating to the interoperability of Cisco gateways and those of other manufacturers or with newer versions of Cisco software or hardware. ITXC also relies on certain other key vendors, such as Nextone. If we are unable to maintain current purchasing terms with Cisco or Nextone, or if those suppliers should be unwilling or unable to provide new products or support for existing products, we will have to make significant technological modifications to ITXC.net which could raise our network expenses significantly and have a material adverse affect on our business, financial condition, operating results and future prospects. Similarly, if Cisco or Nextone for any reason fail to maintain interoperability with our affiliates’ infrastructure equipment and software, we will have to make similar significant technological modifications to ITXC.net or could lose our ability to exchange traffic with such affiliates’ networks.

We may encounter unexpected technical difficulties in scaling our technology, which could raise our network expenses significantly, hurt our reputation and result in a loss of customers and have a material adverse affect on our business, financial condition, operating results and future prospects

While we seek to take reasonable precautions to protect our systems and infrastructure against unauthorized activities or security breaches, hackers or others may attack our systems leaving them vulnerable to unauthorized use, fraud, diminished performance or failure, or rendering our back office systems, such as billing, unable to perform properly. The functioning of the Internet itself may be damaged as a result of terrorism, acts of War, hacking or other unpredictable activities. Any of these activities could damage our reputation, our quality or continuity of service, our ability to collect revenues or our operations and could therefore have a material adverse affect on our business, financial condition, operating results and future prospects.

Our network relies on hardware and software that we or our affiliates have developed or acquired. We expect that our network traffic and volume of simultaneous calls will increase significantly. If the hardware and software used in our network cannot accommodate this additional volume, our reputation could be damaged and we could lose customers.

Failure to attract and retain affiliates and customers will harm our business

If we are unable to attract and retain affiliates and customers, the traffic on ITXC.net may not increase and we may not be able to increase our global reach. Our ability to attract and retain affiliates and customers will depend on a number of factors, including:

•	our ability to reach agreement with telecommunications companies, telephony resellers and Internet service providers regarding the terms and conditions applicable to our business relationship;

•	our success in marketing our services to potential new and existing affiliates and customers;

•	pricing by traditional carriers;

•	the rate at which we are able to deploy our network and services;

•	our ability to locate qualified foreign affiliates and call termination providers;

•	consolidation in the telecommunications industry;

•	financial difficulties of other participants in the telecommunications industry; and

•	the quality of the customer and technical support we provide.

Our quarterly operating results may fluctuate and could fall below expectations of investors and industry analysts, resulting in a decline in our stock price

Our quarterly operating results have varied widely in the past and could fluctuate significantly in the future. Therefore, you should not rely on quarter-to-quarter comparisons for indications of future performance. Certain factors may influence our quarterly operating results, including:

•	the amount and timing of capital expenditures and other costs relating to the expansion of ITXC.net;

•	the introduction of new or enhanced services or changes in pricing policies by us or our competitors;

•	the continued viability of our assets and possible requirements to write down assets based upon technological obsolescence, loss of market value or other factors; and

•	economic conditions specific to the Internet or all or a portion of the technology sector.

If we cannot successfully address these factors, our operating results may fall below analyst and investor expectations and the price of our common stock could decline.

Our financial results and our operations could be materially adversely affected if it becomes necessary for us to discontinue relationships with customers who become unable to meet their payment obligations

From time to time, we have discontinued service to companies that had originated calls over ITXC.net because of their failure to meet their payment obligations. We have in the past specifically discontinued relationships with a number of companies due to concerns about their credit status and may do so in the future. Our financial results, including revenues and SG&A, and our operations could be materially adversely affected if other comparably situated customers experience similar difficulties in the future or if we continue to discontinue relationships due to credit concerns. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our efforts to serve the prepaid calling card market may require us to extend credit to companies which may have short operating histories, limited assets and high concentration of customers which may themselves be subject to credit risks. As reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in “Subsequent Events” we have already discontinued service to one customer and have experienced a substantial potential bad debt loss with respect to that customer. Future such events may materially adversely affect our financial results, our cash position and our ability to grow the business and to maintain a strong balance sheet.

Our marketing efforts could be adversely affected if we are not successful in achieving development and deployment of new interoperability standards

Deficiencies in interoperability among hardware and software produced by different vendors may limit our ability to grow a worldwide, fully interoperable network.

Unless an interoperability standard is widely adopted and used by manufacturers of gateways and other hardware, ITXC.net’s growth may be limited. Our business model depends on the growth of ITXC.net. Without a widely adopted interoperability standard, terminators of voice traffic over the Internet may to a considerable degree be limited to only accepting voice traffic which was originated on gateways made by the same manufacturer as their terminating gateway.

Intense price competition and the nature of the calls that we place over ITXC.net may limit our revenues

Our revenues are not solely tied to the number of minutes of calls that are placed over ITXC.net. Intense competition could reduce the prices that we charge for our services. In addition, our revenues are affected by the types of calls placed over ITXC.net. Calls placed over certain routes or to certain termination points may generate less revenue than calls of a similar duration made over different routes or to different termination points.

Changes in various markets may increase competition and lower prices in high margin routes for ITXC, which may materially adversely affect our revenues and margins.

Intense price competition could reduce the demand for and profitability of our service.

We may not be able to continue to compete successfully in the very competitive international wholesale voice market and the developing Internet telephony market. Many of our competitors are larger than us and have substantially greater financial resources than we do. The market for our services has been extremely competitive and is expected to be so for the foreseeable future. Internet protocol and Internet telephony service providers such as Concert Global Clearinghouse and iBasis and the wholesale divisions of Net2Phone and deltathree.com route traffic to destinations worldwide and compete directly with us. Other Internet telephony service providers focus on a retail customer base and may in the future compete with us. In addition, major telecommunications companies, such as AT&T, Deutsche Telekom, MCI WorldCom, Sprint and BT, have entered or could plan to enter the Internet telephony market. See “Business of the Company—Competition.”

If we are unable to keep up with rapid technological change in our industry in a cost-effective manner, our revenues will decrease

The market we serve, the market for voice services over the Internet and for wholesale international call completion, is characterized by rapid technological developments, evolving industry standards and customer demands and frequent new services announcements, such as new hardware and software entrants and releases. In order for us to remain competitive and continue positive growth of our business and increase the use of our services, we must respond to these developments quickly and in a cost-effective manner. If we fail to respond in this manner, our technology could become obsolete, our customers will choose other alternatives to transmit their traffic and our revenues will decrease.

We may need additional capital in the future to expand ITXC.net and it may not be available on acceptable terms or at all, which could force us to curtail or cease our operations

The development of our business depends on our ability to expand the global reach of ITXC.net. Our cash balances could be insufficient to expand ITXC.net to meet future customer demands. To date, our cash flow from operations has been insufficient to cover our expenses and capital needs. We may require additional capital in the future which may not be available on terms acceptable to us or at all. If we cannot raise adequate capital on acceptable terms, we may be forced to restrict the growth of ITXC.net, we may not be able to attract new affiliates and we may have to curtail or cease our operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Foreign political and economic instability could harm our ability to maintain a global presence

A key component of our business plan is our global network of affiliates. Our ability to maintain and expand our global reach may be harmed by foreign political and economic instability. The following factors may inhibit our ability to maintain and expand our global presence:

•	potentially longer payment cycles outside of the U.S.;

•	hostility towards United States based companies as a result of world political developments;

•	difficulty in collecting accounts receivable from foreign affiliates;

•	weaknesses in particular foreign economies;

•	changes in diplomatic and trade relationships;

•	foreign taxes; and

•	the economic and administrative burdens of complying with a variety of foreign laws, trade standards, tariffs and trade barriers.

Damage to our systems and network could interrupt our service and result in reduced revenue and harm to our reputation

Our operations are dependent on our ability to maintain the components of ITXC.net and our other computer and telecommunications systems and equipment in effective working order. Our systems may be damaged by natural disasters, equipment failure, terrorism or acts of war, or intentional acts of vandalism. If we fail to safeguard our systems and network and experience frequent or long system delays or interruptions, we may not be able to provide our service in a consistent and cost-effective manner—which will result in reduced revenue and harm to our reputation.

Our proprietary rights may be difficult to protect or maintain

Our efforts to protect our intellectual property rights through patent, copyright, trademark and trade secret laws in the U.S. and in other countries may not prevent misappropriation, and our failure to protect our proprietary rights could materially adversely affect our business, financial condition, operating results and future prospects.

A third party could, without authorization, copy or otherwise appropriate our proprietary network information. Our agreements with employees and others who participate in development activities could be breached, we may not have adequate remedies for any breach, and our trade secrets may otherwise become known or independently developed by competitors.

A third party could challenge our granted patents or make an infringement claim against the Company seeking a substantial monetary award or to obtain injunctive relief that could effectively block our ability to provide services in the United States or abroad. Such cases, even if baseless, could divert Company resources and management attention to defend our rights, which could materially adversely affect our ability to operate.

We rely upon license agreements with respect to our use of the software and hardware provided to us by our vendors. Those license agreements may not continue to be available to us on acceptable terms or at all. See “Business of the Company—Proprietary Rights.”

Additional acquisitions may disrupt our business, divert the attention of our management and require significant capital infusions

Our industry has been characterized by growth through acquisitions. To compete effectively, if we do not consummate the Teleglobe merger for any reason, we may make investments in complementary companies, technologies or assets and may consider a number of acquisitions, significant and otherwise, at any one time. Acquisitions could disrupt our ongoing business, distract the attention of our small number of senior managers, make it difficult to maintain our network and operational standards, controls and procedures and subject us to risks that are different, in nature and magnitude, than the risks we currently face.

We also may not be able to successfully integrate the services, products and personnel of any acquisition into our operations. We may be required to incur a significant amount of debt or issue a significant number of equity securities, which may dilute our stockholders’ equity interest substantially, to pay for acquisitions and may be required to invest a substantial amount of cash to support the further development of any companies that we may acquire. Our acquisitions may not result in any return, or a sufficient return, on our investment and we may lose all or a substantial portion of our investment.

Our success is dependent on the continued service of our key management and technical personnel

Our future success depends, in part, on the continued service of our key management and technical personnel. If any of those individuals were unable or unwilling to continue in their present positions, our business, financial condition, operating results and future prospects could be materially adversely affected. We do not carry key person life insurance on our personnel and most executives do not have an employment agreement. Our CEO has announced his intention to retire as CEO and, if we do not consummate the Teleglobe merger, our success depends on finding a suitable successor.

We may have difficulty attracting and retaining the skilled employees we need to execute our growth plan.

From time to time we have experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees. Our future success depends on our ability to attract, retain and motivate highly skilled employees, particularly engineering and technical personnel. Competition for the most highly qualified employees in our industry is intense. We may not be able to retain our key employees or attract, assimilate or retain other highly qualified employees in the future.

Future government regulation and legal uncertainties could affect our ability to provide our services

Our business, financial condition, operating results and future prospects could be materially adversely affected if Congress, the Federal Communications Commission, state regulatory authorities, foreign governments or other bodies begin to regulate, tax, or, in the case of certain foreign governments, prohibit Internet telephony.

United States. Although our services are not currently actively regulated by the FCC, aspects of our operations may be subject to state or federal regulation in the future. Increased regulation of the Internet may slow its growth, and impact our cost of providing our service over the Internet. In addition, the FCC may in the future impose surcharges or other regulations upon us which could materially adversely affect our business, financial condition, operating results and future prospects.

The FCC has considered whether to impose surcharges or other common carrier regulations upon certain providers of Internet telephony, primarily those which, unlike ITXC, provide Internet telephony services directly to end users. While the FCC has presently refrained from such regulation, the regulatory classification of Internet telephony remains unresolved. On March 12, 2004, the FCC issued a Notice of Proposed Rulemaking, generally addressing issues relating to IP-enabled services, which are services and applications relying on the Internet Protocol family, including VOIP. A decision in this proceeding may well determine the regulatory status of VOIP. If the FCC were to determine that certain Internet-related services including Internet telephony services are subject to FCC regulations as telecommunications services, the FCC could subject providers of such services to traditional common carrier regulation, including requirements to make universal service contributions, and pay access charges to local telephone companies. It is also possible that the FCC may adopt a regulatory framework other than traditional common carrier regulation that would apply to Internet telephony providers. Any such determinations could materially adversely affect ITXC’s business, financial condition, operating results and future prospects to the extent that any such determinations negatively affect the cost of doing business over the Internet or otherwise slow the growth of the Internet. Specifically, the FCC has expressed an intention to further examine the question of whether certain forms of phone-to-phone VOIP services are information services or telecommunications services. The two are treated differently in several respects, with certain information services being regulated to a lesser degree. The FCC has noted that certain forms of phone-to-phone VOIP services bear many of the same characteristics as more traditional voice telecommunications services and lack the characteristics that would render them information services. The FCC has indicated that the mechanisms for contributing to the Universal Service Fund, issues as to applicability of access charges and other matters will be considered in that context. The FCC had previously opened a proceeding in response to a petition by AT&T which seeks a declaration to preclude local exchange carriers from imposing access charges on certain AT&T phone-to-phone IP services asserted to be provided over the Internet. In that context, the FCC could determine that internet telephony services are subject to access charges and could conclude that that determination would have retroactive effect. It is impossible for ITXC to determine the possible impact of such a ruling prior to its issuance, but it could represent a material liability. Adverse rulings by the FCC or Congressional dissatisfaction with FCC conclusions could result in requirements that the FCC impose greater or lesser regulation, which in turn could materially adversely affect ITXC’s business, financial condition, operating results and future prospects.

State regulatory authorities may also retain jurisdiction to regulate certain aspects of the provision of intrastate Internet telephony services. Several state regulatory authorities have initiated proceedings to examine the regulation of such services. Others could initiate proceedings to do so.

A wide variety of taxes may be applied to certain aspects of telecommunications services, domestically and internationally. In the event that applicable authorities conclude that taxes apply to aspects of our business that we have concluded are exempt from tax, or apply taxing methodologies different from those than we have applied, we could be faced with additional costs and potential back tax bills, interest or penalties. Because a wide variety of agencies have jurisdiction over such taxes, and because the statutory authority and applicable regulations vary significantly, uniform results may be difficult to achieve or predict. Adverse rulings could negatively impact our business, operating results, financial condition or future prospects.

International. Increased regulation of the Internet and/or Internet telephony providers or the prohibition of Internet telephony in one or more foreign countries could materially adversely affect our business, financial condition, operating results and future prospects. Our failure to qualify to do business in a foreign jurisdiction in which we are required to do so or to comply with foreign laws and regulations could harm our ability to conduct international operations.

The regulatory treatment of Internet telephony outside of the U.S. varies widely from country to country. A number of countries that currently prohibit competition in the provision of voice telephony also prohibit Internet telephony. Other countries permit but regulate Internet telephony. Some countries will evaluate proposed Internet telephony service on a case-by-case basis and determine whether it should be regulated as a voice service or as another telecommunications service. Finally, in many countries, Internet telephony has not yet been addressed by legislation or regulation. Increased regulation of the Internet and/or Internet telephony providers or the prohibition of Internet telephony in one or more countries could materially adversely affect our business, financial condition, operating results and future prospects.

ITXC cannot provide assurances that the services provided over ITXC.net will not be deemed voice telephony subject to heightened regulation by one or more countries. Moreover, ITXC cannot provide assurances that the failure of ITXC or any of its customers or affiliates to obtain any necessary authorizations will not have a material adverse effect on ITXC’s business, financial condition, operating results and future prospects.

Our customers and affiliates may also currently be, or in the future may become, subject to requirements to qualify to do business in a particular foreign country, to otherwise comply with regulations, including requirements to obtain authorization, or to cease from conducting their business as conducted in that foreign country. We cannot be certain that our customers and affiliates either are currently in compliance with any such requirements, will be able to comply with any such requirements, and/or will continue in compliance with any such requirements. The failure of our customers and affiliates to comply with such requirements could materially adversely affect our business, financial condition, operating results and future prospects.

Additionally, it is possible that laws—new or already in existence—may be applied by the U.S. and/or other countries to transport services provided over the Internet, including laws governing:

•	sales and other taxes;

•	user privacy;

•	pricing controls;

•	access tariffs;

•	characteristics and quality of products and services;

•	consumer protection;

•	cross-border commerce, including laws that would impose tariffs, duties and other import restrictions; and

•	other claims based on the nature and content of Internet materials, including claims of defamation, negligence and the failure to meet necessary obligations.

If such laws are applied to our services, our ability to conduct our business could be materially adversely affected.

We do business in and with entities in many foreign countries and at times use sales agents or other intermediaries to assist in the procurement of business. Although our policies require compliance with the United States Foreign Corrupt Practices Act and ethical business standards, it is possible that there may be violations of such standards or allegations of such violations, which could adversely affect the business and could also impair the Company’s ability to do business in particular countries.

Our certificate of incorporation and by-laws and Delaware law contain provisions that could discourage a takeover

In the event that the Teleglobe transaction is abandoned, provisions of our certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent another merger or acquisition that stockholders may consider favorable. These provisions of our certificate of incorporation and by-laws:

•	establish a classified board of directors in which only a portion of the total number of directors will be elected at each annual meeting;

•	authorize the board to issue preferred stock;

•	prohibit cumulative voting in the election of directors;

•	limit the persons who may call special meetings of stockholders;

•	prohibit stockholder action by written consent; and

•	establish advance notice requirements for nominations for the election of the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

The Company has adopted a Stockholder Protection Rights Plan which may also discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. The Plan declared a dividend of one Right on each outstanding share of ITXC common stock. Initially the Rights will be evidenced by common stock certificates, will automatically trade with the Company’s common stock, and will not be currently exercisable. The Rights become exercisable when and if an entity (other than Teleglobe) acquires 15% or more of ITXC’s common stock and will entitle each stockholder, other than the acquiring entity, to purchase a number of shares of common stock with a market value of $14 for a payment of $7 at that time. The Board, at its option, may require that each Right be exchanged for one share of common stock. This exchange feature would not apply to rights held by an entity (other than Teleglobe) which has acquired 15% of the common stock. The Rights may be redeemed by the Board of Directors for $0.001 per Right at any time before they become exercisable.

Our stockholders will experience dilution when we issue the additional shares of common stock that we are permitted or required to issue under options, warrants and our employee stock purchase plan

Stockholders should be aware that we are permitted, and in some cases obligated, to issue shares of common stock. If and when we issue these shares, the percentage of the common stock that existing stockholders own will be diluted. The following is a summary of additional shares of common stock that we have currently reserved for issuance as of December 31, 2003:

•	11,030,328 shares are issuable upon the exercise of options or other benefits under our stock incentive plan, consisting of:

•	outstanding options to purchase 6,681,267 shares at a weighted average exercise price of $4.60 per share, of which options covering 3,868,476 shares were exercisable as of December 31, 2003; and

•	4,349,061 shares available for future awards after December 31, 2003;

•	879,766 shares are issuable upon the exercise of outstanding warrants at a weighted average exercise price of $.85 per share; and

•	1,582,921 shares are issuable under our employee stock purchase plan.

The stock prices of Internet and telecommunications-related companies such as ours are highly volatile and could change unexpectedly resulting in costly litigation and harm to our business

The market price of our common stock is subject to significant fluctuations. Many companies in our industry have been the subject of class action litigation by investors following periods of volatility in the price of their publicly traded securities. If the market value of our common stock experiences adverse fluctuations, and we become the subject of this type of litigation, regardless of the outcome, we will incur substantial legal costs. In addition, this type of litigation may strain our resources and divert management attention, causing our business to suffer.

We are now named as a defendant in a securities class action relating to the distribution of shares in our initial public offering and secondary offering which has been consolidated with many other similar lawsuits involving other companies. We are also a defendant in other litigation described more fully in our Annual Report on Form 10-K. Litigation of such matters may present a drain on the management and financial resources of the Company and adverse outcomes in such lawsuits could materially adversely affect our financial condition or operating results.